ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the three and nine months ended February 28, 2007.

This MD&A is prepared as of April 23, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Rockwell Ventures Inc. ("Rockwell" or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

In November 2006, Rockwell entered into a Definitive Agreement with Durnpike Investments (Pty) Limited (“Durnpike”), setting out the binding terms and conditions of the acquisition of interests and/or rights in four alluvial diamond properties in South Africa and Democratic Republic of Congo. Under the Definitive Agreement, Rockwell would hold the rights and/or interests in the following properties:

  Holpan/Klipdam Property in South Africa
  Wouterspan Property in South Africa
  Galputs Minerale Project in South Africa
  Kwango River Project in the Democratic Republic of Congo (“DRC”)

All conditions precedent to complete the acquisition were satisfied by January 31, 2007.

Commencing January 31, 2007, Rockwell has received 51% of the net proceeds from production at the operating properties: Holpan/Klipdam, and Farhom and Okapi (Wouterspan). The full production and sales during the month of February 2007 from each property are summarized below:

	Production (carats)	Sales (carats)	Sales (ZAR)	Inventory (carats)
Holpan	644.81	769.41	7,406,910	377.88
Klipdam	415.53	431.51	2,509,164	264.76
Farhom	291.34	402.50	2,771,703	230.41
Okapi	359.93	319.93	2,134,569	38.95
Total	1,711.61	1,923.35	14,822,346	912.00

In March 2007, the Company announced that it had concluded a conditional agreement to purchase the Middle Orange River Operations (MORO) of the Trans Hex Group (“Trans Hex”), a South African corporation. The purchase would include all of the diamond-related prospecting, exploration, mining, recovery and treatment operations conducted by Trans Hex, together with Mvela Exploration (Pty) Limited (held jointly by Trans Hex and Mvela Resources) (“Mvela”). These include the Saxendrift and Niewejaarskraal Mines (currently on care and maintenance) and certain associated prospecting projects in

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

the same area. The MORO are located in the Northern Cape Province of South Africa. The transaction is expected to be completed by the third quarter of calendar 2007.

Rockwell also holds the Ricardo Property, a copper prospect in the Chuquicamata district of Chile. The Company is currently looking for new partners to advance exploration at the Ricardo Property.

In December 2006, Mark Bristow joined the Company’s Board of Directors.

1.2.1 Financings

$9.5 million private placement of convertible promissory notes

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the $6 million credit facility, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, the noteholders received 678,571 common shares of the Company on closing and 1,055,555 common shares on September 30, 2006. The payment on September 30, 2006 equaled five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million, consisting of units at $0.50 per unit (the “Offering”).

Each unit consisted of one common share (“Share”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell is using, or has used, the net proceeds from the Offering (a) to acquire the interests and/or rights in the four alluvial diamond properties in South Africa and the DRC, (b) to discharge the convertible promissory notes of $9.5 million, (c) to carry out exploration and development, and (d) for general working capital and corporate development purposes.

Loan Agreements

In January 2007, the Company entered into a $5.5 million 90 day loan agreement (“Loan”) with Amarc Resources Ltd. (“Amarc”), a related company by virtue of common directors and certain shareholders. The Loan will bear interest of 5% for the 90 day period. The interest may be payable in the common shares of the Company, at Amarc’s election, based upon the 10 day average closing price of the Company immediately preceding the repayment date, less a 10% discount. The loan was subsequently repaid in April 2007.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

In conjunction with the Loan, the Company also entered into separate loan agreements with two shareholders (“Holders”). These loan agreements were in the amount of $1.5 million and US$5 million, and are to be used to enable the Company to establish a letter of credit to facilitate the acquisition of Saxendrift Mines (Pty) Limited (note 9)(“Saxendrift”). If the Company is unable to complete the acquisition of Saxendrift within 180 days, the funds will be fully refunded. In the event that the Company conducts a private placement of equity securities before October 31, 2007, the two shareholders would have the option to participate in the private placement on the same terms as the other participants.

Financing to raise up to $60 million

In April 2007, the Company announced a private placement whereby the Company will issue up to 115.4 million units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in the non-brokered offering.

Each unit is comprised of one common share and one share purchase warrant exercisable at C$0.70 for a 24 month period from completion. Units issued under the brokered offering are being offered by a syndicate of agents. Closing of the offering is expected to occur on or about May 8, 2007. The placement still remains subject to stock exchange approvals and other customary closing conditions.

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the MORO from Trans Hex, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

$11 million credit facility

In April 2007, Rockwell closed a $11.0 million credit facility (the “Facility”) with Quest Capital Corp. (“Quest”). The purpose of the Facility is, in part, to refinance the $6.0 million principal amount loan advanced by Quest to the Company on September 1, 2006. It will also be used to settle the loan advanced to the Company by Amarc on January 26, 2007 in connection with the acquisition by Rockwell’s subsidiary Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”) of, among other things, the issued share capital of Saxendrift from Trans Hex Diamante Beperk, as reported in Rockwell News Releases dated March 6, 2006 and March 12, 2006.

The Facility, if not earlier converted, must be repaid on or before December 21, 2007, and bears interest from March 21, 2007 at the rate of 19% per annum, payable as follows: (a) on March 21, 2007, by the issuance of 1,062,939 common shares in the capital of the Company issued at a price of $0.4986 per share to pay the first three months’ interest of $529,981.33; (b) on the date that is three months after March 21, 2007, by the issuance of such number of common shares in the capital of the Company issued at a price equal to the five day average closing price of the Company’s common shares through the facilities of the TSX Venture Exchange immediately preceding the date that is three months after March 21, 2007, less a 10% discount, sufficient to pay the second three months’ interest; and (c) from and after the date that is six months after March 21, 2007, the Company shall pay interest, in arrears, on the last business day of each month. Quest has the right, exercisable concurrently with the closing of any equity financing of the Company of $5 million or more, to convert any amount outstanding on the Facility into common shares of the Company at a conversion price equal to the price at which common shares are sold in such financing by the Company, less a 3% discount, subject to a minimum conversion price of $0.60 per share.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Facility is secured by a promissory note, a first security interest over all of the assets of the Company, a pledge of the shares of all the Company’s subsidiaries, a guarantee by the Company’s subsidiaries and a first charge over the assets of Saxendrift, when they transfer to Rockwell RSA.

1.2.2 Agreements

Durnpike Agreement

In June 2006, Rockwell entered into an Agreement in Principle to acquire all of the shares and shareholder loans in Durnpike from eight arm’s length individuals (the “Vendors”), whereby Rockwell would acquire the interests and/or rights in the Holpan/Klipdam Property, the Wouterspan Property and Galputs Minerale Project (“Galputs”) in South Africa, and the Kwango River Project in the DRC. In November 2006, Rockwell and the Vendors executed the Definitive Agreement, setting out the binding terms and conditions of the Acquisition in line with the Agreement in Principle.

As provided in the Definitive Agreement, Rockwell will execute a definitive agreement in relation to the acquisition of control of the mineral rights relating to Galputs.

Pursuant to the Acquisition, Rockwell has agreed to:

(a)

acquire from the Vendors all of their shares and loans in Durnpike for South African Rand (“ZAR”) 34 million ($5.4 million), payable in Rockwell common shares on the earlier of (i) the date of the JSE Inward Listing; and (ii) nine months from signature of the Definitive Agreement, thereby acquiring Durnpike’s interests in the Holpan/Klipdam Operation, the Wouterspan Operation, the Galputs Project and the Kwango River Project; and

(b)

incur US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and may be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If Rockwell wishes to retain the Kwango River Project following completion of the feasibility study, Rockwell has agreed to (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected in Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study; and

(c)

acquire 100% of the Galputs (through a purchase of Virgilia Investments Inc. (“Virgilia”), the private company which owns Galputs) for ZAR9 million ($1.5 million), payable to the Vendors in Common Shares on the earlier of (i) the date of the JSE listing; and (ii) nine months from the date of signature of the Definitive Agreement.

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations and to extend the feasibility study on the Kwango River Project to December 31, 2008, if elected.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Holpan/Klipdam property and the Wouterspan property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd (“HCVW”), a private South African company (the remaining 1% is owned by the Van Wyk Trust nominees), and 99% of Klipdam Mining Company Limited (“Klipdam”), an unlisted South African public company (the remaining 1% owned by the Van Wyk Trust nominees). HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). VWDG conducted diamond exploration and mining on the Holpan/Klipdam property, and contract mining on the Wouterspan Property.

Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) prior to July 7, 2006. To acquire the Acquisition Interest, Durnpike will pay the Van Wyk Trust ZAR50 million ($7.8 million) on closing and ZAR30 million ($4.8 million) on the one-year anniversary of the closing. In January 2007, Durnpike exercised its option to increase its shareholding in HCVW to a 51% control interest by subscribing for additional shares in HCVW for an amount of ZAR1 million ($0.16 million) and by introduction of a ZAR24 million ($3.9 million) working capital loan into VWDG.

All conditions precedent to complete the acquisition were satisfied as of January 31, 2007, and Rockwell began receiving revenues for 51 % of the production.

Rockwell also entered into an Exchange Agreement with the Van Wyk Trust in terms by which it was granted a call option, and granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million ($9.7 million), payable in Common Shares. Rockwell intends to seek a secondary listing of its share capital on the Johannesburg Stock Exchange in South Africa (“the JSE Inward Listing”) (An inward listing is a South African term for a company that is already listed on a stock exchange outside of the country and will be seeking an additional listing in South Africa). The Exchange Agreement shall become effective upon Rockwell having completed the JSE Inward Listing.

It is expected that a black economic empowerment (“BEE”) company will acquire a 26% interest in VWDG. During the quarter ended February 28, 2007, the Van Wyk Trust entered into conditional agreements with a BEE company for the acquisition of a 15% interest in VWDG. However, these agreements are currently being reviewed by the South African Department of Minerals and Energy and are subject to their approval.

Middle Orange River Operations

On March 6, 2007, Rockwell and Trans Hex announced that the companies have entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Rockwell RSA, may acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”).

Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa and which are collectively referred to as the Middle Orange River Operations and Projects or “MORO”. Rockwell’s Wouterspan alluvial diamond operation is

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

located on the north bank of the Middle Orange River immediately adjacent to the Saxendrift and Niewejaarskraal diamond mines.

The MORO includes (but are not limited to):

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape Province of South Africa (see MORO Mineral Rights table below);
  a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;
  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR53 million ($8.5 million);
  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and
  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppies gravels will be reprocessed by Rockwell to recover contained diamonds.

It is proposed that Rockwell will pay a cash purchase consideration to Trans Hex of approximately ZAR100.4 million ($16.2 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million [$0.8 million]) and rehabilitation bonds (capped at ZAR4.25 million [$0.7 million]) (All such purchase payments and liabilities are expected to total approximately C$17.7 million, subject to adjustment depending on the final combination of assets acquired.) As noted above, Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift SPV”), which Rockwell will acquire via Rockwell RSA for the consideration indicated above.

The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

  The unconditional approval of South Africa’s Competition Commission (or if such approval is subject to conditions, such conditions being acceptable to Trans Hex and Rockwell);
  All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift special purpose vehicle (“Saxendrift SPV”) and the acquisition by Rockwell of the shares in Saxendrift SPV;
  Satisfactory provision by Rockwell of certain financial undertakings to THO;
  The approval by the TSX Venture Exchange;
  Completion by Rockwell to its satisfaction of a mineral title due diligence investigation; and
  The audited balance sheet of Saxendrift SPV as at the effective date meeting specified criteria.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed on care and maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3 Production

The Holpan/Klipdam Property, South Africa

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the adjacent Holpan 161 and Klipdam 157 farms, covering an area of 3,836 hectares.

Alluvial operations moved 159,000 cubic metres (m3) of gravel during the month; most is treated using a highly efficient, closed system Bateman Dense Media Separation Plant to extract diamonds.

Production in calendar 2006 at Holpan/Klipdam averaged over US$1,000 per carat and yielded a 43.96 -carat stone that sold for US$10,756 per carat. Production in the eleven month period January 31, 2007 for Holpan and Klipdam totaled 12,334.50 carats.

In conjunction with the completion of the Company’s acquisition of Durnpike, the results of operations from Holpan and Klipdam have been included in the consolidated statement of operations commencing January 31, 2007. During the month of February, Holpan produced 644.81 carats and Klipdam produced 415.53 carats. Inventory at the end of the quarter was 377.88 carats at Holpan and 264.76 carats at Klipdam. Sales from the Holpan/Klipdam Property totaled ZAR9.9 million ($1.6 million) during the month of February.

The Wouterspan Property, South Africa

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm. Operations are taking place on two portions of the property called the Farhom and Okapi farms, exploiting the Rooikoppie and Primary gravel units.

Production from trial mining at Wouterspan in calendar 2006 averaged over US$1,200 per carat, and yielded high value diamonds, including a 157-carat stone that sold for US$46,306 per carat, or US$5.7 million. Production in the eleven month period to January 31, 2007 for Wouterspan (Farhom and Okapi) totaled 7,482.23 carats.

In conjunction with the completion of the Company’s acquisition of Durnpike, the results of Wouterspan have been included in the consolidated statement of operations commencing January 31, 2007. During the month of February, Wouterspan (Farhom and Okapi) produced 651.27 carats. Inventory at the end of the quarter was 269.36 carats. Sales from Wouterspan totaled ZAR4.9 million ($0.8 million) during the month of February.

1.2.4 Acquisitions

The Middle Orange River Operations

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 through a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Saxendrift Mine comprises three mining areas: Brakfontein, Saxendrift Terrace A and Saxendrift Terrace B. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats. The largest gem quality stone ever produced by Trans Hex – a 216 carat octahedron – was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest dollar per ct price with a 9.22 -carat blue stone that was sold in 2003 for in excess of US$45,000/carat. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, dense media separation (“DMS”), and Flow-sort X-ray recovery.

THO began its development of the Niewejaarskraal Mine with a bulk sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

During its tenure of the MORO, THO also conducted exploration and evaluation work on several large alluvial gravel terraces to the north east of Saxendrift, namely Kwartelspan, and to the south west of Niewejaarskraal, namely Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot. Exploration work conducted on the adjacent properties included reverse circulation drilling, trenching and bulk sampling. Resource information obtained from these activities, including gravel volumes, grades, diamond resources, and diamond value estimates are included in the “MORO Diamond Resources” table.

The mineral rights holding of the properties which would be acquired by Rockwell on successful completion of the Transaction are indicated in the table below. The majority of the mineral rights listed below have already been converted by Trans Hex to new order rights under South Africa’s Mineral and Petroleum Development Act, 2002. Saxendrift mine rights are currently the subject of a conversion process which is being progressed by Trans Hex. Trans Hex Group will transfer all its relevant mineral rights and associated assets into Saxendrift SPV, which Rockwell will acquire via Rockwell RSA.

MORO Mineral Rights

PART 1 – SAXENDRIFT MINING OPERATIONS
	FARM NAME	PORTION	SIZE (Ha)	HOLDER AT SIGNATURE DATE
TRANS HEX RIGHTS	Saxendrift 20	Ptn of Rem	1368.2940	Trans Hex Operations
	Saxendrift 21	Remainder
	Saxendrift 21	Ptn of Ptn 1
MVELA RIGHTS	Saxendrift 20	Ptn of Rem	359.0000	Mvela Exploration
PART 2 – NIEWEJAARSKRAAL MINING OPERATIONS
TRANS HEX RIGHTS	Niewejaarskraal 40	Ptn of Ptn 6	1766.3900	Trans Hex Operations
	Niewejaarskraal 40	Ptn of Ptn 4
	Niewejaarskraal 40	Ptn of Ptn 2
	Viegulands Put 39	Ptn of Rem
MVELA RIGHTS	Viegulands Put 39	Ptn of Rem	324.1050	Mvela Exploration
	Niewejaarskraal 40	Ptn of Ptn 6	995.2000	Mvela Exploration
PART 3 - PROSPECTING PROJECTS
KWARTELSPAN PROJECT	Kransfontein 19	Ptn 1	903.6500	Mvela Exploration
	Kwartelspan 25	Remainder
REMHOOGTE-HOLSLOOT PROJECT	Remhoogte 152	Ptn of Ptn 1	2798.5110	Pioneer Minerals
	Holsloot 47	Ptn of Rem
		Ptn of Ptn 3	1049.5900	Trans Hex Operations
ZWEMKUIL-MOOIDRAAI PROJECT	Zwemkuil 37	Ptn of Rem	2488.1240	Mvela Exploration
	Mooidraai 36	Ptn of Rem	2901.0000
         Ptn - portion; Rem - remainder

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2006, Trans Hex commissioned an Independent Techno-Economic Valuation Report (the “Venmyn Report”) by Venmyn Rand (Pty) Ltd (“Venmyn”) authored by C.A. Telfer, Pr.Sci.Nat., G.D. Stacey, B.Sc.Eng., M.C. Ecklund, AMSAIMM, and A.G. Bloomer, Pr.Sci.Nat. The Venmyn Report was prepared to assess and characterize the technical and economic potential of the MORO in respect of a decision made by Trans Hex to dispose of MORO diamond bearing resources and assets. An updated technical report was completed for Rockwell based on additional field work by G. D. Stacy and C. A. Telfer.

The MORO operations and exploration projects have indicated and inferred diamond resources. These are summarized in the MORO Diamond Resources table. All resources were independently audited by Venmyn and prepared in accordance with the South African Mineral Resource Code (SAMREC) and the JSE Listings Requirements.

The Venmyn Report describes in detail the various technical activities undertaken as they relate to the resource estimations. The volumetric measurements were determined by geologic stratigraphic mapping, drilling, and bulk sampling. In addition, density measurements were undertaken on bulk samples and production samples. The bulk sample methodology is described in the Venmyn Report.

Resource evaluation programs have been undertaken in a number of campaigns as early as 1982 and include 1996 through 1997. Trans Hex has undertaken drill programs from 2000 to 2001 comprised of 30,184 meters drilling on grids of 50 meters by 50 meters and 25 meters by 25 meters.

Diamond grades were estimated from bulk samples and production records.

The Venmyn Report confirms that the mineral tenure is a mix of “old order” rights and new converted rights. Those leases that currently have “old order” rights have had the “new order’ rights applied for and it is anticipated that they will be issued in the normal course. Surface rights over Saxendrift are owned outright and there are land use agreements on the remaining properties.

In addition there are Environmental Management Program reports for all the additional mining and exploration operations. There is also a registered environmental trust fund which is utilized for the various operations; this trust fund will be assumed by Rockwell.

The operations require water use licenses (WUL), for mining and bulk sample operations. The various operations have the respective WUL. There has also been a “Social and Labour Plan" filed with the Department of Minerals and Energy (DME) which is required as part of mining activities.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

MORO Diamond Resources

MINE/PROJECT	MINING AREA	RESOURCE CLASSIFICATION	VOLUME cubic meters (m³)	GRADE (carat/100m³)	CARATS
Saxendrift Mine	Saxendrift Terrace A	Indicated	1,838,000	0.83	15,207
		Inferred	5,723,000	0.48	27,344
	Saxendrift Terrace B	Indicated	422,000	1.15	4,850
		Inferred	1,821,000	0.68	12,334
	Stockpiles	Indicated	415,000	0.47	1,947
		Inferred	263,000	0.29	763
	Total/Average Saxendrift Mine Indicated		2,675,000	0.82	22,004
	Total/Average Saxendrift Inferred		7,807,000	0.52	40,441
Niewejaarskraal Mine	Niewejaarskraal	Indicated	4,174,000	0.80	33,376
		Inferred	1,696,000	0.48	8,132
	Viegulandsput	Indicated	1,864,000	1.16	21,703
		Inferred	1,465,000	0.47	6,911
	Nieweskraal TB2	Inferred	4,919,000	0.90	44,066
	Total/Average Niewejaarskraal Mine Indicated		6,038,000	0.91	55,079
	Total /Average Niewejaarskraal Mine Inferred		8,080,000	0.73	59,109
Zwemkuil- Mooidraai	N/A	Inferred	1,640,000	0.95	15,643
Remhoogte- Holsloot	N/A	Inferred	11,503,000	1.15	131,781
Kwartelspan	N/A	Inferred	1,385,000	1.50	20,838
	Total/Average of Exploration Projects Inferred		14,528,000	1.16	168,262
	Grand Total – Indicated Resources		8,713,000	0.88	77,083
	Grand Total – Inferred Resources		30,415,000	0.88	267,812

Studies by THO indicated densities or specific gravities at the Saxendrift operations: 2.2 for Basal gravels, and 1.90 for Middlings gravels. The deposits are similar at all the mines and projects described above and an average density or specific gravity of 2.1 is be used to convert cubic meters to tonnes, which would be the norm for resources reported under NI 43-101. Hence, the total indicated mineral resources would be 18.3 million tonnes and the total inferred mineral resources would be 63.9 million tonnes.

David Copeland, P.Eng, a qualified person who is also the CEO and a Director of Rockwell, has reviewed this information in this MD&A and supervised the preparation of the scientific or technical information that forms the basis of this MD&A. In his opinion, the definitions and standards of SAMREC are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards would not provide a materially different result.

Exploration for and production of alluvial diamonds is common in South Africa. There are specific regulatory requirements covering mineral title and environmental aspects. In addition, there are established transparent markets and processes for sales. Rockwell currently uses a standard tender process for the sale of its production. Rockwell’s operations team is familiar with these requirements and will ensure that all compliance is maintained.

Average diamond prices realized by THO through Trans Hex tender sales for Saxendrift during the period May 2001 to the end of 2005 were US$1400/carat, and an average price of US$1375/carat was achieved

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

for Niewejaarskraal for the period September 2001 to the end of 2005. At Rockwell’s Wouterspan operation, an average price of about US$2508/carat was achieved by means of tender sales in the 11 month period from March 1, 2006 to January 30, 2007. This high average value was strongly influenced by the recovery of a number of large diamonds in this period, including three stones of over 100 carats.

Rockwell’s Wouterspan alluvial operation is located on the north bank of the Middle Orange River across from the Saxendrift - Niewejaarskraal mines of THO. The Wouterspan diamond bearing gravel sequence constitutes a large alluvial diamond deposit, which is a remnant of an extensive braided river system represented by coarse gravel deposits, sand rich lenses, an upper calcrete layer and surface deflation layer typically referred to as the ‘Rooikoppies’. Deposits found at Wouterspan are contiguous with the Saxendrift and Niewejaarskraal deposits located on the south bank of the river.

The Venmyn Report indicated that the profitability of certain contributing MORO properties was reduced under the THO operating and cost structures, and necessitated that mining operations cease at the Saxendrift and Niewejaarskraal Mines.

In respect of the disposal process embarked upon by THO, Venmyn noted that sufficient technical and economic data had been identified and quantified in the Venmyn Report to confirm the economic potential of the MORO in the hands of a specialist operator able to affect the required economies of scale. In Venmyn’s opinion, divesting of these assets to a junior company with lower cost structures made sense in order to allow Trans Hex to focus on the development of its flagship operations and the acquisition of projects more suited to its strategy and cost and operating structures.

It is expected that the value of the MORO will be realized better by Rockwell as a consequence of its ability to exploit these deposits on a high volume, low cost basis. This approach at Saxendrift and Niewejaarskraal will emulate the volume-based development and mining strategy as applied at its Wouterspan operation, and Rockwell’s other operations at Holpan-Klipdam operations, north of Kimberley, thereby achieving economies of scale, lower unit costs, and realizing latent value in the ground.

Merits of the MORO include:

  the scarcity of well developed and well understood diamond projects in South Africa, and prevailing market conditions of high demand and high stone prices;
  the high stone prices for which the Saxendrift Mine is renowned, which have been achieved on a regular basis - the Niewejaarskraal Mine has also produced diamonds of similar values;
  the rights to additional exploration projects adjacent to the current operations; these projects represent future upside potential which could be developed using the established mining infrastructure;
  the existing processing and final recovery plant on Saxendrift and Niewejaarskraal including pan plants, DMS plants, and X-ray recovery units, as well as a limited amount of serviceable earth moving equipment, the well established infrastructure that is in place on the Saxendrift and Niewejaarskraal mines including offices, service bays, accommodation and catering facilities, electrical power, and water reticulation which will support simultaneous operation on all properties; and
  Security infrastructure implemented by Trans Hex and the ability to link these into systems run by Rockwell.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquiring the MORO properties will allow Rockwell to combine its Wouterspan operation with that of the Saxendrift and Niewejaarskraal mines and thereby optimize the utilization of its management and operating teams and infrastructure at Wouterspan, which is located directly across the Middle Orange River from Saxendrift and Niewejaarskraal.

Significantly, the acquisition of the MORO mines and projects will position Rockwell as a dominant development, mining and exploration company in the Middle Orange River area and thus able to add substantially to its ability to mine and market high value gemstone diamonds. Rockwell intends to increase its current diamond production which averages approximately 2000 carats/month.

1.2.4 Other Properties

Galputs Minerale Project, Northern Cape Province, South Africa

The Galputs Minerale Project consists of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified. The project is indirectly owned by Virgilia Investments Inc, a British Virgin Islands corporation. Virgilia’s wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private South African company, holds mining rights to the Galputs Project. Durnpike has been conducting contract bulk sampling in preparation for contract mining operations at the Project.

Kwango River Project, Democratic Republic of Congo

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines SPRL (“Midamines”), a DRC company. Durnpike has an option agreement with Midamines (“Midamines Agreement”) to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces, which are being mined by small scale operations.

Over the past few months, the Company has been advancing the logistical activities for its planned exploration and bulk sampling initiative with Midamines. Rockwell has established a working base in Kinshasa and has actively conducted geophysical and other investigations on site.

One of the 50% shareholders of Midamines has since denied the validity of the Midamines Agreement. This is disputed by the other 50% shareholder of Midamines. The Company’s South African and DRC legal counsel have advised that the Agreement remains valid and binding and have issued notice to the shareholders of Midamines on the Company’s intention to enforce its rights under the Midamines Agreement. Hence, the Company believes that its intended operations in the DRC under the Agreement will proceed in the ordinary course.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration or a potential divestiture of the property.

Market Trends

The rough diamond market was strong in 2005. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments.

In 2006, diamond prices increased 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the United States of America. Prices of larger solid diamonds continued to show solid gains on a year-over-year basis.

According to a recent report, round polished diamonds, 4 carats and 5 carats in size, and representing about 1% of the market by value, continue to post solid price gains, year-over-year. The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired by Rockwell in the Kimberley area of South Africa, which comprises a significant component of large (greater than 2 carats, including 10 carat) stones.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at May 31
Balance Sheets	2006	2005	2004
Current assets	$256,456	$580,530	$1,895,141
Mineral properties	1	46,857	46,857
Other assets	32,190	32,190	32,190
Total assets	288,647	659,577	1,974,188

Current liabilities	1,146,070	29,976	33,406
Shareholders’ equity (deficiency)	(857,423)	629,601	1,940,782
Total liabilities and shareholders’ equity	$288,647	$659,577	$1,974,188

	Years ended May 31
Operations	2006	2005	2004
Exploration	$307,390	$920,902	$525,619
Foreign exchange loss (gain)	(46,881)	3,105	(34,856)
Legal, accounting and audit	175,782	80,078	48,402
Office and administration	489,015	285,618	325,178
Property Investigations	399,006	–	–
Shareholder communications	32,130	19,896	16,987
Travel and conference	132,645	30,293	49,325
Transfer agent filings	20,843	22,795	33,139
Subtotal	1,509,930	1,362,687	963,794
Gain on sale of marketable securities	(56,585)	(6,138)	(9,645)
Interest income	(2,172)	(17,854)	(28,151)
Write-down of marketable securities	19,128	135,486	25,000
Write-down of mineral property interests	46,856	–	–
Subtotal	1,517,157	1,474,181	950,998
Stock-based compensation	83,516	11,513	445,020
Loss for the period	$1,600,673	$1,485,694	$1,396,018

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.08)

Weighted average number of common shares outstanding	23,640,123	23,376,122	17,744,545

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31
	2007	2006	2006	2006	2006	2005	2005	2005
Current assets	$25,751	$23,063	$8,397	$257	$197	$205	$429	$581
Mineral properties	18,788	–	–	–	47	47	47	47
Other assets	36,884	42	32	32	32	32	32	32
Total assets	81,423	23,105	8,429	289	276	284	508	660

Current liabilities	43,261	6,149	9,599	1,146	446	128	33	30
Other liabilities	21,966	–	–	–	–	–	–	–
Shareholders’ equity (deficiency)	16,196	16,956	(1,169)	(857)	(170)	156	475	630
Total liabilities and
shareholders’ equity	81,423	23,105	8,429	289	276	284	508	660

Working capital (deficit)	(17,510)	16,914	(1,202)	(890)	(250)	77	396	551

Revenue	2,419	–	–	–	–	–	–	–
Mine site operating costs	(1,874)	–	–	–	–	–	–	–
Amortization	(395)	–	–	–	–	–	–	–
Operating profit	150	–	–	–	–	–	–	–

Expenses
Exploration	508	526	175	120	134	16	37	116
Foreign exchange	(336)	(394)	6	3	(54)	4	1	–
Legal, accounting and audit	(252)	326	215	118	32	19	6	37
Office and administration	621	409	313	227	134	62	66	59
Property investigation	–	–	–	139	87	147	26	–
Shareholder communications	53	51	40	11	9	11	1	1
Stock-based compensation	16	18	38	63	15	6	–	3
Travel and conference	120	125	136	30	49	54	1	27
Transfer agent filings	23	52	45	3	12	5	1	1
Subtotal	754	1,113	968	714	418	324	139	244
Gain on sale of marketable securities	–	–	–	–	(57)	–	–	–
Gain on investments	(16)	–	–	–	–	–	–	–
Loss on disposal of equipment	12	–	–	–	–	–	–	–
Interest income	(97)	(51)	(2)	(1)	–	(1)	(1)	(2)
Accretion and interest expense	356	1,156	345	–	–	–	–	–
Loss on early retirement of
convertible note	–	138	–	–	–	–	–	–
Write-down of marketable securities	–	–	–	–	–	2	17	20
Write-down of mineral property
interests	–	–	–	47	–	–	–	–
Loss before income taxes	859	2,356	1,311	760	361	325	155	262
Income taxes	10	–	–	–	–	–	–	–
Loss before non-controlling interest	868	2,356	1,311	760	361	325	155	262
Non-controlling interest	91	–	–	–	–	–	–	–
Loss for the period	$777	$2,356	$1,311	$760	$361	$325	$155	$262

Basic and diluted loss per share	$0.01	$0.08	$0.05	$0.03	$0.02	$0.01	$0.01	$0.01

Weighted average number of
common shares outstanding
(thousands)	68,307	30,322	24,191	23,675	23,658	23,614	23,614	23,555

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The Company had a net loss of $4,443,698 for the nine months ended February 28, 2007 compared to a net loss of $841,071 for the comparable period in the prior year. The increase in net loss during the period is primarily due to expenses related to exploration and acquisition related activities, and interest expense on the Company’s convertible promissory notes and credit facility.

In January 2007, the Company completed all the conditions under the Definitive Agreement to acquire Durnpike. Commencing January 31, 2007 (“Date of Acquisition”), the results of operations from the acquisition of the Company’s rights and/or interest in the following properties have been included in the consolidated statement of operations: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Galputs in South Africa and Kwango River Project in the DRC.

During the third quarter ended February 28, 2007, the Company realized rough diamond sales of $2.4 million, representing one month of revenues from the Date of Acquisition. Mine site operating costs were $1.9 million, and amortization charges were $394,859. As this was the first quarter of commercial production, attributable to Rockwell’s account since the Date of Acquisition there were no similar revenues and expenditures in previous periods.

Exploration expenses for the nine months ended February 28, 2007 amounted to $1,208,828 compared to $187,365 for the same period in the prior year. The increase is mainly due to increased engineering activities (2007 – $192,402, 2006 – $nil), geological activities (2007 – $350,015, 2006 – $5,766), site activities (2007 – $533,494, 2006 – $140,556) and property assessment fees (2007 – $68,359, 2006 –$40,565). A significant portion of the Company’s exploration activities during the year were performed on the Holpan/Klipdam property in South Africa, Kwango River Project in the DRC and the Ricardo property in Chile.

Foreign exchange gain increased to $724,254 for the nine months ending February 28, 2007 compared to a foreign exchange gain of $49,643 for the same period in the previous year due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the nine months ended February 28, 2007 increased to $1,341,469 compared to $261,747 incurred in the same period in the previous year, primarily due to increased consulting and salary expenses required to support the increase in corporate financing, acquisition and property investigation activities. Travel and conference expenses increased to $380,972 for the nine months ending February 28, 2007 compared to $103,314 for the same period in the previous year due to more travel by the Company’s expanded personnel base and to more properties in South Africa and the Democratic Republic of Congo. Legal, accounting and audit expenses for nine months ended February 28, 2007 was $289,357 compared to $57,342 in the prior year. The increase was due to increased legal services rendered for the Company’s acquisition activities.

Stock-based compensation increased to $72,045 for the nine months ending February 28, 2007 in comparison to $21,013 for the same period in the previous year due to the amortization of stock based compensation from options granted during fiscal 2006.

Accretion and interest expenses increased to $1,809,509 for the nine months ending February 28, 2007 as a result of the Company’s issuance of the $9.5 million convertible promissory notes, the utilization of the credit facility and a $5.5 million 90 day loan agreement with Amarc Resources Ltd.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At February 28, 2007, the Company had a working capital deficit of $17,509,749 as compared to a deficit of $889,614 at May 31, 2006.

As described in 1.2.1 Financings, in the nine months ended February 28, 2007, the Company arranged various financings including: a $9.5 million private placement of convertible promissory notes, a $21 million private placement equity financing, various loan agreements, a $11 million credit facility, and a proposed $60 million equity financing. Please refer to Section 1.2.1 for the detailed description of each financing activity.

At February 28, 2007, the Company had the following payment commitments relating to the acquisition of Durnpike remaining: (a) Payment of ZAR43 million ($6.9 million) in common shares of the Company to the Vendors and (b) payment of ZAR30 million ($4.8 million) in cash to the Van Wyk Trust.

Other than already described above, the Company has no other long term debt, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

As described in 1.2.1 Financings, the Company has secured a $11 million credit facility with Quest. The purpose of the Facility is, in part, to refinance the $6.0 million principal amount loan advanced by Quest to the Company on September 1, 2006, of which $6.0 million has been drawn on by the Company.

The Facility, if not earlier converted, must be repaid on or before December 21, 2007, and bears interest from March 21, 2007 at the rate of 19% per annum, payable as follows: (a) on March 21, 2007, by the issuance of 1,062,939 common shares in the capital of the Company issued at a price of $0.4986 per share to pay the first three months’ interest of $529,981.33; (b) on the date that is three months after March 21, 2007, by the issuance of such number of common shares in the capital of the Company issued at a price equal to the five day average closing price of the Company’s common shares through the facilities of the TSX Venture Exchange immediately preceding the date that is three months after March 21, 2007, less a 10% discount, sufficient to pay the second three months’ interest; and (c) from and after the date that is six months after March 21, 2007, the Company shall pay interest, in arrears, on the last business day of each month. Quest has the right, exercisable concurrently with the closing of any equity financing of the Company of $5 million or more, to convert any amount outstanding on the Facility into common shares

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

of the Company at a conversion price equal to the price at which common shares are sold in such financing by the Company, less a 3% discount, subject to a minimum conversion price of $0.60 per share.

The Facility is secured by a promissory note, a first security interest over all of the assets of the Company, a pledge of the shares of all the Company’s subsidiaries, a guarantee by the Company’s subsidiaries and a first charge over the assets of Saxendrift.

In April 2007, the Company announced a private placement whereby the Company will issue up to 115.4 million units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in the non-brokered offering. Each unit is comprised of one common share and one share purchase warrant exercisable at C$0.70 for a 24 month period from completion. Units issued under the brokered offering are being offered by a syndicate of agents. Closing of the offering is expected to occur on or about May 8, 2007. The placement still remains subject to stock exchange approvals and other customary closing conditions.

Other than already described, the Company had no commitments for capital expenditures and no lines of credit or other sources of financing which have been arranged but as yet unused as at February 28, 2007.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Balances payable	As at	As at
	February 28, 2007	May 31, 2006
Hunter Dickinson Inc. (a)	$584,343	$853,733
Plateau Resources (Proprietary) Limited	–	124,737
CEC Engineering (c)	24,027	–
Durnpike shareholder loans (i)	1,503,566	–
Seven Bridges Trading (f)	10,558	–
Cashmere Trading (g)	50,047	–
	$2,172,541	$978,470

Balances receivable

Flawless Diamonds Trading House (h)	2,790,651	–
Van Wyk Family	1,950	–
	$2,792,601	$–

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Nine months ended
	February 28		February 28
Transactions	2007	2006	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$719,151	$96,451	$1,675,873	$646,818
Euro-American Capital Corporation (b)	4,769	5,075	12,913	14,606
CEC Engineering (c)	65,358	–	172,777	–
John Bristow (d)	13,224	–	115,320	–
Jeffrey B Traders CC (e)	44,037	–	99,423	–
Seven Bridges Trading (f)	21,460	–	35,118	–

Sales rendered to:
Flawless Diamonds Trading House (h)	2,404,764	–	2,404,764	–

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chief Executive Officer and a director of the Company, which provides engineering and project management services at market rates.

(d)	The Company paid $115,320 to John Bristow, President, Chief Operating Officer and a director of the Company, for engineering consulting services at market rates.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a director of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office accommodation, information technology, administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)	Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk,

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

are shareholders of. Flawless is as a registered diamond broker that provides marketing and sales services to the Company for a fee of 1%.

(i)

In conjunction with the Company’s Definitive Agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited (note 3) from eight individuals (the “Vendors”), the Company appointed three individuals from the Vendors to the Company’s Board of Directors.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

Please refer to the discussion of the proposed transaction in Section 1.2.4 Acquisitions, The Middle Orange River Operations.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

In conjunction with the Company’s acquisition of Durnpike Investments (Pty) Limited in January 2007 described in Section 1.2.2 Agreements, Durnpike Agreement, the Company has adopted the following accounting policies:

Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Trade accounts receivables

Trade accounts receivables are recorded at the invoiced amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a quarterly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventory

Rough diamond inventory is recorded at the lower of cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and amortization.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Supplies inventory is valued at the lower of average cost and replacement cost.

Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Plant	4 – 10 years
Equipment	6 years
Vehicles	5 years

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

Deferred financing charges

Deferred financing charges consist of expenses related to debt financing transactions and are amortized over the life of such debt facilities.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses of the accompanying financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

ROCKWELL VENTURES INC.
NINE MONTHS ENDED FEBRUARY 28, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at April 23, 2007, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				39,375,132

Share purchase options	September 28, 2007	$ 0.40	110,417
	February 29, 2008	$ 0.42	190,000
	March 28, 2008	$ 0.50	150,000	450,417

1.15.3 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended February 28, 2007 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.